UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number: 001-37835

Indivior PLC

10710 Midlothian Turnpike, Suite 125

North Chesterfield, Virginia 23235

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

The Registrant voluntary furnishes this Report on Form 6-K to provide additional information regarding its recent transaction.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

10.1#*	Note Purchase Agreement dated as of November 4, 2024 among RBP Global Holdings Limited, Indivior Global Holdings Limited, the persons from time to time party thereto as Notes Parties, Piper Sandler Finance LLC as Administrative Agent, and the Purchasers identified on Schedule 1.01(a).

99.1	Announcement sent to the London Stock Exchange on November 5, 2024 titled “Indivior Completes Refinance of Secured Term Loan,” incorporated by reference to Exhibit 99.1 to Form 6-K filed November 5, 2024.

99.2#	Transaction Summary.

#	filed herewith
*	certain confidential or personally identifying information has been redacted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indivior PLC

Date: November 8, 2024	/s/ David Wisniewski
Name: David Wisniewski
Title: Associate General Counsel